

17017618

LL

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Mail Processing Section
MAR 13 2017
Washington DC
409

SEC FILE NUMBER
8-69214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zebed Securities LLC (Formerly LATAM Securities LLC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Central Park South, Suite 2A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAR 15 PM 12: 53
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

JCA

RMS

ZEBED Securities LLC

(Formerly LATAM Securities LLC)

Statement of Financial Condition

December 31, 2016

ZEBED Securities LLC
(Formerly LATAM Securities LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jonathan Shepland, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Zebed Securities LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Compliance Officer
Title



Notary Public

WILLIAM J. PLUCINSKI
Notary Public, State of New York
No. 01PL4617853
Qualified in New York County
Commission Expires March 30,2019

Zebed Securities LLC
(Formerly LATAM Securities LLC)
Table of Contents
December 31, 2016

Page(s)



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Zebed Securities LLC
f/k/a Latam Securities LLC
110 Central Park South, Suite 2A
New York, NY 10019

We have audited the accompanying statement of financial condition of Zebed Securities LLC f/k/a Latam Securities LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zebed Securities LLC f/k/a Latam Securities LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 28, 2017

Zebed Securities LLC
(Formerly LATAM Securities LLC)

Statement of Financial Condition
December 31, 2016

Assets	
Cash	$ 166,994
Due from broker	165,387
Securities owned, at fair value	19,541,752
Fixed assets (net of accumulated depreciation/amortization of $424,521)	457,807
Prepaid expenses and other assets	10,693
Total assets	$ 20,342,633
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 90,498
Due to affiliates	1,327,797
Total liabilities	1,418,295
Member's equity	18,924,338
Total liabilities and member's equity	$ 20,342,633

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Zebed Securities LLC (the "Company"), formerly LATAM Securities LLC, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a single-member limited liability company now owned by Nechoma LLC as a result of 100% transfer of ownership during the year ended December 31, 2016.

During 2016, the Company entered into clearing agreements with two broker-dealers, thereby clearing all of its foreign customers' securities transactions on a fully-disclosed basis through these broker-dealers and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities. The Company discontinued its clearing arrangement with a foreign broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Due from Broker

Due from broker represents net amounts receivable from the Company's clearing brokers.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation/amortization, which is calculated on a straight-line basis over three to seven years.

3. Investments

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3. Investments (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2016:

	Level I		Level II		Level III		
Securities owned at fair value:	**Quoted prices in active markets for identical assets**		**Significant other observable inputs**		**Unobservable inputs**		**Balance as of 12/31/16**
Equity securities	$	14,441,752	$	-	$	-	$ 14,441,752
Bonds				4,760,000			4,760,000
Options		340,000					340,000
	$	14,781,752	$	4,760,000	$	-	$ 19,541,752

4. Transactions with related parties

The Company currently leases office space which had been purchased by an affiliate. Under the lease agreement, in addition to paying for leasehold improvements, the Company was entitled to four month's free rent. Deferred rent is included in accounts payable and accrued expenses on the Statement of Financial Condition. The Company owes $183,200 for unpaid rent and leasehold improvements to this affiliate as of December 31, 2016.

During 2016, the Company received loans in the amount of $544,547 from the Parent, an indirect owner and another affiliate. The Company also received capital contributions totaling approximately $17,009,000 including shares of a foreign security from the Company's indirect owner. Also, all of the Company's customer accounts are either for affiliates of this owner or accounts in which the owner has a beneficial interest.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2016, the Company had net capital of approximately $13,067,000 which exceeded its minimum capital requirement of $100,000 by approximately $12,967,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. Fixed Assets

Fixed assets consists of the following:

Furniture and equipment	$ 335,311
Automobile	73,069
Leasehold Improvements	452,173
Artwork	21,775
Less: Accumulated depreciation/amortization	(424,521)
	$ 457,807

7. Off-Balance-Sheet-Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of one clearing broker.

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company's securities are held by both clearing brokers. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to the deposit or securities.

8. Going Concern

The Company had a net loss from operations during 2014 through 2016. This raises substantial doubt about the Company's ability to continue as a going concern.

Management has pledged additional support to the Company to enable it to continue as a going concern.